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WATCH 1ST SPECIAL FOR FREE

DRYBAR UNSCRIPTED

THE INTERNET'S HOME FOR IMPROV COMEDY

What Is Dry Bar Unscripted?
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DRYBAR
UNSCRIPTED
THE INTERNET'S HOME
FOR IMPROV COMEDY
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OVERVIEW

WHAT IS DRY BAR UNSCRIPTED?

Dry Bar Unscripted is the world's first platform for improv comedy specials, and the sister channel to Dry Bar Comedy—the world's largest library of clean comedy specials, with over 4 billion views.

Improv comedians have delighted stages all around the world for the past half century, and with your help, we can bring the best into the Dry Bar family.

THE PLAN

Creating a successful online comedy platform requires a volume play that traditional TV networks just don't do.

If we went to Hollywood or Netflix, the most they would give us is a 10-episode run (if we're lucky). How many 1-season TV shows have you seen flop over the years? The Hollywood model is too risky.

To make Dry Bar Unscripted a smash hit, we'll need to produce a lot of improv comedy specials.

Before Dry Bar Comedy became the largest online library of stand-up comedy specials, generating over a billion views a year and millions in streaming revenue, it was a small startup, just like Dry Bar Unscripted.

Dry Bar produced over 75 original comedy specials before it tested into a profitable financial model.

In the next year, we hope to produce over 50 original improv Comedy Specials



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WHAT PEOPLE ARE SAYING

ABOUT DRY BAR UNSCRIPTED



★★★★★

nsidered improv before this, now it'll be my go-to!

- FRANK P,

Seattle, WA



★★★★★

Improv is ready for the mainstream and Dry Bar Unscripted will bring so much laughter to millions around the world.

- WILL HINES,

Upright Citizens Brigade, Author of How To Be The Greatest Improviser On Earth



★★★★★

Saw the pilot and fell love with the idea. I believe it's going to be the next big thing in comedy shows.

- ANDREA H,

Gatorsville, FL



ZACH ATHERTON

Zach Atherton (ImprovBroadway, Dry Bar Comedy, Musical Monday) is a 20-year improv comedy veteran, whose viral improv videos were seen over 50 million times last year.



DRY BAR COMEDY

Dry Bar Comedy now has over eight million social media followers and has garnered over four BILLION online views and counting. Dry Bar Comedy's library of clean stand-up specials now tops 300+ with plans to produce multiple more seasons.

HARMON BROTHERS

Harmon Brothers is the Utah-based video ad agency behind the most viral ad in internet history. Since 2013, the company has created over 30 groundbreaking, distinctive social media spots, which collectively have over 1.5 billion views and helped drive over $700 million in sales.



COLIN MOCHRIE & BRAD SHERWOOD

Colin Mochrie and Brad Sherwood are legendary improv comedians from the hit show Whose Line is it Anyway? (Which just filmed its 19th season). We are so blessed to have these two be in the Dry Bar family.

DryBar Unscripted
Zach Atherton | (909) 260-2509 | DryBarUnscripted@gmail.com

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